SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for July 2021

São Paulo, August 04, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of July 2021, compared to the same period in 2020.

Highlights:

|	In the domestic market, demand (RPK) for GOL’s flights increased 173% and supply (ASK) increased by 152%. GOL’s domestic load factor was 84.5% in July, a 6.4 p.p increase in comparison to July 2020. GOL transported 1.9 million passengers during the month, a 168% increase over July 2020.
|	GOL did not operate regular international flights during the month.

July/21 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Quarterly Traffic Figures(¹)			Accumulated Traffic Figures (¹)
Operating data *	Jul/21	Jul/20	% Var.	7M21	7M20	% Var.	Jul/21 LTM	Jul/20 LTM	% Var.
Total GOL
Departures	12,677	5,420	133.9%	65,272	73,522	-11.2%	116,278	185,709	-37.4%
Seats (thousand)	2,253	917	145.6%	11,504	12,572	-8.5%	20,471	32,431	-36.9%
ASK (million)	2,673	1,059	152.4%	13,706	14,511	-5.5%	24,337	36,243	-32.8%
RPK (million)	2,260	827	173.3%	11,283	11,547	-2.3%	19,862	29,291	-32.2%
Load factor	84.5%	78.1%	6.4 p.p	82.3%	79.6%	2.7 p.p	81.6%	80.8%	0.8 p.p
Pax on board (thousand)	1,858	692	168.3%	9,275	9,665	-4.0%	16,386	25,441	-35.6%
Domestic GOL
Departures	12,677	5,420	133.9%	65,272	69,130	-5.6%	116,278	174,296	-33.3%
Seats (thousand)	2,253	917	145.6%	11,504	11,821	-2.7%	20,471	30,469	-32.8%
ASK (million)	2,673	1,059	152.4%	13,706	12,726	7.7%	24,337	31,645	-23.1%
RPK (million)	2,260	827	173.3%	11,283	10,257	10.0%	19,862	25,880	-23.3%
Load factor	84.5%	78.1%	6.4 p.p	82.3%	80.6%	1.7 p.p	81.6%	81.8%	-0.2 p.p
Pax on board (thousand)	1,858	692	168.3%	9,275	9,171	1.1%	16,386	24,103	-32.0%
International GOL
Departures	0	0	N.A.	0	4,392	N.A.	0	11,413	N.A.
Seats (thousand)	0	0	N.A.	0	751	N.A.	0	1,962	N.A.
ASK (million)	0	0	N.A.	0	1,784	N.A.	0	4,598	N.A.
RPK (million)	0	0	N.A.	0	1,290	N.A.	0	3,410	N.A.
Load factor	0	0	N.A.	0	72.3%	N.A.	0	74.2%	N.A.
Pax on board (thousand)	0	0	N.A.	0	494	N.A.	0	1,337	N.A.
On-time Departures	95.7%	96.7%	-0.9 p.p	96.4%	95.0%	1.5 p.p	95.6%	92.2%	3.4 p.p
Flight Completion	99.4%	96.7%	2.6 p.p	98.6%	96.1%	2.5 p.p	98.8%	97.3%	1.4 p.p
Cargo Ton (thousand)	3.5	2.0	78.5%	21.8	25.6	-14.8%	37.2	69.1	-46.1%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month&

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for July 2021

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer